Exhibit 99.8

PRESS RELEASE

Spain: TotalEnergies Obtains Favorable Environmental Impact
Assessment for 3 GW of Solar Projects

•	These 48 solar plants will be able to produce more than 6,000 GWh of clean energy per year, enough to meet the annual electricity demand of nearly 4 million people.
•	These facilities will avoid the emission of approximately 50 million tons of CO2 into the atmosphere during their lifetime.

Paris, 22 May 2023 – TotalEnergies has obtained from the Spanish authorities (Ministry of Energy Transition and Autonomous Communities) a favorable Environmental Impact Assessment for an estimated 3 GW of installed capacity.

Large-scale solar projects throughout the country

This favorable result relates to the 48 power plants that TotalEnergies will develop in the Madrid region (installed capacity of 1.9 GW), in the Murcia region (more than 350 MW), in Castilla-La Mancha (more than 300 MW), in Andalusia (263 MW) and in Aragon (approximately 150 MW). The first projects will come on stream early 2024.

The plants will generate about 6,000 GWh of clean energy per year, enough to meet the annual electricity demand of nearly 4 million people. They will also avoid the emission into the atmosphere of close to 50 million tons of CO2 during their lifetime.

Socially and environmentally responsible projects

TotalEnergies will promote a series of compensatory measures, including bird marking for behavior monitoring, renting 400 additional hectares for conservation efforts, and utilizing 1.5% of plant production for electricity bill discounts for local residents, while providing construction and Operation & Maintenance training to residents in surrounding municipalities.

"With 2 million residential and business customers in Spain, our Company is firmly committed to promoting the development of renewable energy in the country. Obtaining this favorable environmental impact assessment is therefore a great step forward for us,” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “For Spain, the development of these solar farms will make a massive contribution to the country's energy transition, as they will be able to power the equivalent of the population of the entire community of Madrid. For TotalEnergies, these projects will bring us closer to our goal of 100 GW of gross renewable installed capacity by 2030 worldwide”

TotalEnergies is proud to contribute to Spain's goal of obtaining 70% of its electricity from renewable sources by 2030 and 100% by mid-century.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of 2022, TotalEnergies' gross renewable electricity generation installed capacity was 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).